MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, March 17, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate Material Fact
________________________________________

Dear President:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045 (the “Corporation Act”), as well as General Rule No. 30 of the Commission for the Financial Market, the undersigned, duly empowered for this purpose, reports as a Material Fact of LATAM Airlines Group S.A. (the “Company”) the following:

1.At the Extraordinary Shareholders' Meeting held today (the "Meeting"), a program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “Program”) for up to 1.6% of the outstanding shares, which corresponds to 9,671,006,041 shares as of this date. The Share Repurchase Program will have a duration of 18 months from the date of the Meeting with the purpose of distributing proceeds to shareholders and investing in shares issued by the Company.

2.At the Meeting, the Board of Directors delegated the authority to set the minimum and maximum purchase price for shares under the Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company's share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

Yours sincerely,

Juan Carlos Menció
Legal and Compliance Vice President
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange
Santiago Chile Electronic Stock Exchange